


10016200

11 August 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of NOL's Extraordinary General Meeting. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Notice of EGM) - 11Aug10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	11-Aug-2010 17:21:50
Announcement No.	00075

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The details of the announcement start here ...

Announcement Title *	NOTICE OF EXTRAORDINARY GENERAL MEETING
Description	Neptune Orient Lines Limited (the "Company") will be convening an Extraordinary General Meeting ("EGM") on Monday, 30 August 2010 at 10.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962. Attached is a copy of the Company's EGM Notice, which will be published in The Straits Times on Thursday, 12 August 2010. Also attached is a copy of the Circular referred to in the said EGM Notice.
Attachments	NOL_Notice_of_EGM.pdf NOL_Circular_12Aug10.pdf Total size = **211K** (2048K size limit recommended)

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CIRCULAR DATED 12 AUGUST 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Neptune Orient Lines Limited, you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made, reports contained or opinions expressed in this Circular.


NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No: 196800632D)

CIRCULAR TO SHAREHOLDERS IN RELATION TO

(1) the proposed adoption of the NOL Performance Share Plan 2010; and

(2) the proposed adoption of the NOL Restricted Share Plan 2010.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	28 August 2010 at 10.00 a.m.
Date and time of Extraordinary General Meeting	:	30 August 2010 at 10.00 a.m.
Place of Extraordinary General Meeting	:	456 Alexandra Road #04-00 (Lecture Theatre) NOL Building Singapore 119962

Contents

In this Circular, the following definitions apply throughout unless otherwise stated:

"Adoption Date"	:	The date on which the NOL PSP 2010 and/or the NOL RSP 2010, as the case may be, is/are adopted by the Company in general meeting.
"Associated Company"	:	A company in which at least 20% but not more than 50% of its shares are held by the Company and/or its subsidiaries, or a subsidiary of such company, and over whose management the Company has control (as defined in the Listing Manual).
"Associated Company Executive"	:	Any employee of an Associated Company (including any Associated Company Executive Director).
"Associated Company Executive Director"	:	A director of an Associated Company who performs an executive function.
"Auditors"	:	The auditors of the Company for the time being.
"Award"	:	An award of Shares granted under the NOL PSP 2010 and/or the NOL RSP 2010.
"Award Date"	:	In relation to an Award, the date on which the Award is granted pursuant to the NOL PSP 2010 and/or the NOL RSP 2010.
"Award Letter"	:	A letter in such form as the Committee shall approve confirming an Award granted to a Participant by the Committee.
"Committee"	:	A committee comprising Directors duly authorised and appointed by the board of directors of the Company to administer the NOL PSP 2010 and the NOL RSP 2010.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 23 to 25 of this Circular.
"EPS"	:	Earnings per Share.
"ERCC"	:	Executive Resource and Compensation Committee of the Company.
"Group"	:	The Company and its subsidiaries.
"Group Executive"	:	Any employee of the Group (including any Group Executive Director).
"Group Executive Director"	:	A director of the Company and/or any of its subsidiaries, as the case may be, who performs an executive function.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 31 July 2010.

"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"NOL Executive Director"	:	A Director who performs an executive function.
"NOL Non-Executive Director"	:	A Director, other than a NOL Executive Director, and "**NOL Non-Executive Directors**" shall be construed accordingly.
"NOL PSP 2004"	:	The NOL Performance Share Plan 2004 approved by the Company on 20 April 2004, as the same may be modified or altered from time to time.
"NOL PSP 2010"	:	The proposed NOL Performance Share Plan 2010.
"NOL RSP 2010"	:	The proposed NOL Restricted Share Plan 2010.
"NOL Share Option Plan 1999"	:	The NOL Share Option Plan approved by the Company on 10 November 1999 (as amended by the Company in general meeting on 20 April 2004), and as the same may be modified or altered from time to time.
"Non-Executive Director"	:	A director of: (a) the Company and/or its subsidiaries, other than a Group Executive Director; or (b) an Associated Company, other than an Associated Company Executive Director.
"NTA"	:	Net tangible assets.
"Participant"	:	The holder of an Award (including, where applicable, the executor or personal representative of such holder).
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"$"	:	Singapore dollars.
"%"	:	Per centum or percentage.

DEFINITIONS

The terms "**Depositor**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No.: 196800632D)

Directors:

Cheng Wai Keung (*Non-Executive Chairman*)
Friedbert Malt (*Non-Executive Vice Chairman*)
Ronald Dean Widdows (*Group President & Chief Executive Officer*)
Christopher Lau Loke Sam (*Non-Executive Director*)
Timothy Charles Harris (*Non-Executive Director*)
Peter Wagner (*Non-Executive Director*)
Bobby Chin Yoke Choong (*Non-Executive Director*)
Simon Claude Israel (*Non-Executive Director*)
Robert John Herbold (*Non-Executive Director*)
Tan Puay Chiang (*Non-Executive Director*)
Jeanette Wong Kai Yuan (*Non-Executive Director*)

Registered Office:
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

12 August 2010

To: The Shareholders of
Neptune Orient Lines Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 EGM. The Directors are convening the EGM to be held on 30 August 2010 to seek Shareholders' approval for the following proposals:

(a) the proposed adoption of the NOL PSP 2010; and

(b) the proposed adoption of the NOL RSP 2010.

1.2 Circular. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 Listing of New Shares. The SGX-ST has granted in-principle approval for the listing and quotation of the new Shares to be issued pursuant to the NOL PSP 2010 and NOL RSP 2010. Admission of the new Shares to, and quotation of the new Shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group, the NOL PSP 2010 or the NOL RSP 2010.

2. THE NEW SHARE PLANS

2.1 Existing Share Plans. The Company has in place the following existing share plans:

(a) the NOL SOP 1999; and

(b) the NOL PSP 2004,

(collectively, the "**Existing Share Plans**").

The NOL SOP 1999 and the NOL PSP 2004 were adopted at extraordinary general meetings of the Company held on 10 November 1999 and 20 April 2004 respectively. The NOL SOP 1999 is expressed to continue in operation indefinitely while the duration of the NOL PSP 2004 is 10 years commencing on the date of adoption, that is, 10 years commencing on 20 April 2004.

The Company proposes to adopt the NOL PSP 2010 and NOL RSP 2010 (together, the "**New Share Plans**") to replace the NOL PSP 2004 and NOL SOP 1999 respectively. Details of the New Share Plans are set out in paragraphs 2.4 to 2.8 below. The Existing Share Plans will terminate following the adoption of the New Share Plans by Shareholders at the EGM.

2.2 **Existing Options and Awards.** As at the Latest Practicable Date:

(a) there are outstanding and unexercised options ("**Share Options**") granted to participants under the NOL SOP 1999 to subscribe for up to an aggregate of 48,227,556 Shares, representing approximately 1.87% of the issued Shares as at the Latest Practicable Date; and

(b) there are outstanding awards ("**PSP Awards**") granted to participants under the NOL PSP 2004 in respect of 681,254 Shares, representing approximately 0.03% of the issued Shares as at the Latest Practicable Date.

Details of the outstanding Share Options as at the Latest Practicable Date are as follows:

Date of Grant	Exercise Period	Exercise Price ($)	Number of Shares comprised in the Share Options	Number of Participants
31/12/2004	31/12/2005 to 30/12/2014	1.96	4,293,989	93
13/03/2006	13/03/2007 to 12/03/2011	2.10	601,342	10
13/03/2006	13/03/2007 to 12/03/2016	2.10	13,178,227	242
12/03/2007	12/03/2008 to 11/03/2012	3.22	427,398	9
12/03/2007	12/03/2008 to 11/03/2017	3.22	5,602,429	254
22/02/2008	22/02/2009 to 21/02/2018	3.52	7,821,878	266
20/02/2009	20/02/2010 to 19/02/2019	1.05	15,076,293	285
20/02/2009	20/02/2010 to 19/02/2019	1.15	1,226,000	1

Details of the outstanding PSP Awards as at the Latest Practicable Date are as follows:

Date of PSP Award	Number of Shares comprised in the PSP Awards	Number of Participants
22/02/2008	681,254	64

2.3 **Rationale.** The NOL PSP 2010 and NOL RSP 2010 are intended to replace the NOL PSP 2004 and NOL SOP 1999 respectively.

The New Share Plans are proposed to increase the Company's flexibility and effectiveness in its continuing efforts to reward, retain and motivate key senior management and executives to achieve superior performance. In addition, the New Share Plans will strengthen the Company's competitiveness in attracting and retaining talented key senior management and executives.

The NOL RSP 2010 is intended to apply to a broader base of executives as well as to the Non-Executive Directors, whilst the NOL PSP 2010 is intended to apply to a select group of key senior management. Generally, it is envisaged that Awards granted under the NOL RSP 2010 will be subject to time-based service conditions, whilst Awards granted under the NOL PSP 2010 will be subject to performance conditions which will emphasize upon strategic targets aimed at sustaining longer term growth.

The New Share Plans will provide incentives to high performing key senior management and executives to excel in their performance and encourage greater dedication and loyalty to the Company. Through the New Share Plans, the Company will be able to motivate key senior management and executives to continue to strive for the Group's long-term shareholder value. In addition, the New Share Plans aim to foster a greater ownership culture within the Group which align the interests of Participants with the interests of Shareholders, and to improve performance and achieve sustainable growth for the Company in the changing business environment.

The New Share Plans use methods fairly common among major local and multinational companies to incentivise and motivate key senior management and executives to achieve pre-determined targets which create and enhance economic value for Shareholders. The Company believes that the New Share Plans will be effective tools in motivating key senior management and executives to strive to deliver long-term shareholder value.

While the New Share Plans cater principally to Group Executives, it is recognised that there are other persons who can make significant contributions to the Group through their close working relationship and/or business association with the Group. Such persons include directors and executives of Associated Companies over which the Company has operational control who provide assistance and support to the Company on a continuing basis in the development and implementation of business strategies, investments and projects in which the Company and/or the Group has interests. The Company recognises that the continued support of these persons is important to the growth and development of the Group, its well-being and stability. The ability to include such persons under the New Share Plans would provide the Company with the flexibility to explore and determine the most appropriate method to acknowledge contributions or special efforts made by them over periods of time, through the grant of Awards.

The New Share Plans contemplate the award of fully paid Shares, when and after pre-determined performance, or as the case may be, time-based service conditions are met.

A Participant's Awards under the New Share Plans will be determined at the sole discretion of the Committee. In the case of an Award to be granted to a Participant under the NOL RSP 2010, the Committee may take into account, *inter alia*, the Group's financial performance, the Participant's rank, job performance, years of service and potential for future development and his contribution to the success and development of the Group. In considering an Award to be granted to a Participant under the NOL PSP 2010, the Committee may take into account, *inter alia*, the Participant's rank, previous job performance, years of service and potential for future development and his contribution to the success and development of the Group.

2.3.1 ***The NOL PSP 2010***

One of the primary objectives of the NOL PSP 2010 is to motivate each member of key senior management to optimize his performance standards and efficiency and to maintain long-term shareholder value. The NOL PSP 2010 is targeted at senior management in key positions who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through superior performance.

Awards granted under the NOL PSP 2010 are performance-based. Performance targets set under the NOL PSP 2010 are intended to achieve corporate objectives such as market competitiveness, returns, business growth and productivity growth. The performance targets are stretched targets aimed at sustaining long-term growth.

Awards granted under the NOL RSP 2010 to executives of the Group and Associated Companies and Non-Executive Directors differ from those granted under the NOL PSP 2010 in that Awards granted under the NOL RSP 2010 are not subject to any prescribed performance conditions but are instead subject to time-based service conditions to encourage Participants to continue serving the Group or Associated Companies for the duration of such time-based service conditions.

2.3.2 ***The NOL RSP 2010***

One of the primary objectives of the NOL RSP 2010 is to serve as an additional motivational tool to recruit and retain talented executives. In addition, the NOL RSP 2010 acts as an enhancement of the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. A time-based restricted Award may be granted, for example, as a supplement to the cash component of the remuneration packages of executives.

Potential executive hires who decide on a career switch often have to forego substantial share options/share incentives when they join the Group. Through the NOL RSP 2010, the Company will be able to compensate such new hires for share options or incentives that they may have to forego when they join the Group.

Awards granted under the NOL RSP 2010 to executives of the Group and Associated Companies will typically vest only after the satisfactory completion of time-based service conditions, that is, after the Participant has served the Group or Associated Company for a specified number of years (time-based restricted Awards). No minimum vesting periods are prescribed under the NOL RSP 2010, and the length of the vesting period(s), if any, in respect of each Award will be determined on a case-by-case basis. No performance conditions may be attached to Awards granted under the NOL RSP 2010.

The Company does not intend to grant Awards that have no time-based service conditions to executives of the Group and Associated Companies under the NOL RSP 2010.

The NOL RSP 2010 will also enable grants of fully paid Shares to be made to Non-Executive Directors as part of their remuneration in respect of their office as such in lieu of cash or, where the Committee deems appropriate, to give recognition to the contributions made or to be made by such Non-Executive Directors to the success of the Group. Non-Executive Directors are generally persons from different professions and working backgrounds. The Company regards this category of persons as an important resource pool from which the Group is able to tap for their respective industry experience, business contacts and networking, and for the benefit of their experiences and insights. As it may not always be possible to compensate such persons fully or appropriately by way of extra directors' fees or other forms of cash payments, the NOL RSP 2010 provides the Company with a means to give recognition to them for their special assistance or extra efforts expended in furthering the Company's and/or the Group's interests, such as in introducing or facilitating business opportunities for the Group, or expending additional time on significant corporate exercises or projects that may be undertaken by the Company or the Group from time to time.

In the case of grants of Awards to independent Directors, the Company envisages that the Awards, when assessed individually on the basis of each grant, or as the case may be, collectively on the bases of all grants to that independent Director under the NOL RSP 2010, is or are not likely to impair the independence status of such Director.

Where Awards are to be made to Non-Executive Directors under the NOL RSP 2010 as part of their directors' remuneration in lieu of cash, the relevant amount of cash to be paid in Shares will be disclosed as and when such Awards are intended to be made.

2.3.3 ***Flexibility of Grants***

Participants who are employees of the Group or an Associated Company may be granted Awards under both the NOL PSP 2010 and the NOL RSP 2010. For example, an individual Participant who is a key senior management staff may be granted an Award under the NOL PSP 2010 based on specified critical target objectives (for example, targets relating to market position and Company profitability and growth) over a specified number of years which vests at the end of each performance period. Concurrently, such individual could also be granted an Award under the NOL RSP 2010 based on time-based service conditions.

2.4 Summary of Rules. The following are summaries of the principal rules of the NOL PSP 2010 and the NOL RSP 2010.

2.4.1 ***Summary of Rules of NOL PSP 2010***

Eligibility

The following persons, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, shall be eligible to participate in the NOL PSP 2010 at the absolute discretion of the Committee:

(a) Group Executives who have attained the age of 21 years, satisfy certain additional eligibility criteria as may be specified by the Committee from time to time, and are otherwise selected by the Committee; and

(b) Associated Company Executives who have attained the age of 21 years, satisfy certain additional eligibility criteria as may be specified by the Committee from time to time, and are otherwise selected by the Committee.

Non-Executive Directors will not be eligible to participate in the NOL PSP 2010.

Awards

Awards represent the right of a Participant to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, provided that certain prescribed performance conditions are met. Participants are not required to pay for the grant or vesting of Awards.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the NOL PSP 2010 shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as the Participant's rank, previous job performance, years of service and potential for future development, his contribution to the success and development of the Group and the difficulty with which the prescribed performance conditions may be achieved within each performance period.

Details of Awards

The Committee shall decide, in relation to each Award:

(a) the Participant;

(b) the Award Date;

(c) the number of Shares which are the subject of the Award;

(d) the prescribed performance condition(s);

(e) the performance period(s) during which the prescribed performance condition(s) are to be satisfied;

(f) the extent to which Shares which are the subject of that Award shall vest upon the prescribed performance condition(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of each performance period;

(g) the vesting period(s);

(h) the vesting date(s);

(i) the vesting schedule (if any);

(j) the retention period (if any);

(k) the condition for the holding of a minimum number of Shares by a Participant (if any); and

(l) any other condition which the Committee may determine in relation to that Award.

Timing

The Committee has the discretion to grant Awards at any time during the period when the NOL PSP 2010 is in force. An Award Letter confirming the Award and specifying *(inter alia)* the prescribed performance condition(s), the performance period(s) during which the prescribed performance condition(s) are to be satisfied, the extent to which Shares will be vested upon satisfaction (whether fully or partially) of the prescribed performance condition(s), the vesting date, the vesting schedule and the retention period (if any), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) an order being made for the winding-up of the Company on the basis of, or by reason of, its insolvency;

(b) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(c) the Participant ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, for any reason whatsoever (in each case, other than as specified in sub-paragraph (e) below);

(d) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(e) the Participant ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, by reason of:

   (i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

   (ii) redundancy;

   (iii) retirement at or after the legal retirement age;

   (iv) retirement before the legal retirement age with the consent of the Committee;

   (v) the company by which he is employed ceasing to be a company within the Group or an Associated Company, as the case may be, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group or to an Associated Company, as the case may be; or

   (vi) any other event approved by the Committee;

(f) the death of the Participant;

(g) any other event approved by the Committee; or

(h) a take-over, reconstruction or amalgamation of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in sub-paragraph (a) above or for reconstruction or amalgamation).

Upon the occurrence of any of the events specified in sub-paragraphs (a), (b) and (c) above, an Award then held by a Participant shall, as provided in the rules of the NOL PSP 2010 and to the extent not yet vested, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in sub-paragraphs (d), (e), (f) and (g) above, the Committee may, in its absolute discretion, determine whether an Award then held by a Participant, to the extent the Shares which are the subject of the Award have not yet vested, shall lapse or that all or any part of such Award shall be preserved. If the Committee determines that an Award shall lapse, then such Award shall lapse without any claim whatsoever against the Company. If the Committee determines that all or any part of an Award shall be preserved, the Committee shall decide as soon as reasonably practicable following such event either to vest some or all of the Shares which are the subject of any Award or to preserve all or part of the Award until the end of each vesting period and subject to the provisions of the NOL PSP 2010.

Upon the occurrence of the event specified in sub-paragraph (h) above, the Committee may consider, at its discretion, whether or not to accelerate the vesting of Shares which are the subject of any Award. If the Committee decides that the vesting of Shares which are the subject of any Award shall be accelerated, it shall determine, in its absolute discretion, the number of Shares to be vested and the manner in which such Shares shall vest. Alternatively, the Committee may make such other arrangements (which must be confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Awards or the payment of cash or the grant of other options or awards, or otherwise.

Size and Duration of the NOL PSP 2010

The total number of Shares which may be delivered pursuant to Awards granted under the NOL PSP 2010 on any date, when added to:

(a) the total number of new Shares allotted and issued and/or to be allotted and issued, and issued Shares (including Shares held by the Company as treasury shares) delivered and/or to be delivered pursuant to Awards granted under the NOL PSP 2010; and

(b) the total number of new Shares allotted and issued and/or to be allotted and issued and issued Shares (including Shares held by the Company as treasury shares) delivered and/or to be delivered pursuant to:

   (i) options granted under the NOL SOP 1999 which are outstanding on or after the Adoption Date of the NOL PSP 2010;

   (ii) awards granted under the NOL PSP 2004 which are outstanding on or after the Adoption Date of the NOL PSP 2010; and

   (iii) Awards granted under the NOL RSP 2010,

shall not exceed 15% of the total number of issued Shares (excluding Shares held by the Company as treasury shares) on the date preceding the relevant Award Date.

In addition, Resolution 1, being the Ordinary Resolution relating to the adoption of the NOL PSP 2010 to be proposed at the EGM, will also provide that the total number of Shares under Awards to be granted pursuant to the NOL PSP 2010 and the NOL RSP 2010 from the date of this EGM to the date of the next annual general meeting of the Company or the date

by which the next annual general meeting of the Company is required to be held, whichever is the earlier, shall not exceed 1.5% of the total number of issued Shares (excluding Shares held by the Company as treasury shares) from time to time.

The NOL PSP 2010 shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the NOL PSP 2010 is adopted by the Company at the EGM, provided always that the NOL PSP 2010 may continue beyond the above stipulated period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the NOL PSP 2010, Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the NOL PSP 2010

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of new Shares; and/or

(b) the delivery of existing Shares (including Shares held by the Company as treasury shares).

In determining whether to issue new Shares or to deliver existing Shares to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing new Shares or delivering existing Shares (including Shares held by the Company as treasury shares).

The financial effects of the above methods are discussed in paragraph 2.8 below.

The Company has the flexibility, and if circumstances require, to approve the delivery of vested Shares which are the subject of an Award, wholly or partly, in the form of cash rather than Shares.

The Rules of the NOL PSP 2010 provide for a mechanism for the Company, a subsidiary of the Company or (as the case may be) an Associated Company, to recover payments made pursuant to any applicable requirements to withhold or make deductions on account of taxes payable by or on behalf of a Participant, by reason of the vesting of an Award.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, pursuant to the vesting of any Award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have the discretion to determine whether any performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company or the Group or an Associated Company (as the case may be) to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes, extraordinary events and non-recurring items, and further, the right to amend any performance condition if the Committee decides that a changed performance target would be a fairer measure of performance.

2.4.2 *Summary of Rules of NOL RSP 2010*

Eligibility

The following persons, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, shall be eligible to participate in the NOL RSP 2010 at the absolute discretion of the Committee:

(a) Group Executives who have attained the age of 21 years, satisfy certain additional eligibility criteria as may be specified by the Committee from time to time, and hold such rank as may be designated by the Committee from time to time;

(b) Associated Company Executives who have attained the age of 21 years, satisfy certain additional eligibility criteria as may be specified by the Committee from time to time, and hold such rank as may be designated by the Committee from time to time and who, in the opinion of the Committee, have contributed or will contribute to the success of the Group; and

(c) Non-Executive Directors.

Awards

Awards represent the right of a Participant to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, provided that (where applicable) certain prescribed time-based service conditions are met. Participants are not required to pay for the grant or vesting of Awards.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the NOL RSP 2010 shall be determined at the absolute discretion of the Committee, which shall take into account criteria as it considers fit, including (but not limited to) the Group's financial performance, the Participant's rank, job performance, years of service and potential for future development and his contribution to the success and development of the Group.

Details of Awards

The Committee shall decide, in relation to each Award:

(a) the Participant;

(b) the Award Date;

(c) the number of Shares which are the subject of the Award;

(d) the prescribed vesting period(s) (if any) and the vesting date(s);

(e) the vesting schedule (if any);

(f) the retention period (if any);

(g) the condition for the holding of a minimum number of Shares by a Participant (if any); and

(h) any other condition(s) which the Committee may determine in relation to that Award.

Timing

The Committee has the discretion to grant Awards at any time in the year. An Award Letter confirming the Award and specifying *(inter alia)* the vesting period(s) (if any) and vesting date(s), the vesting schedule (if any), and the retention period (if any) will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) an order being made for the winding-up of the Company on the basis of, or by reason of, its insolvency;

(b) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(c) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, for any reason whatsoever (in each case, other than as specified in sub-paragraph (e) below);

(d) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(e) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, by reason of:

  (i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

  (ii) redundancy;

  (iii) retirement at or after the legal retirement age;

  (iv) retirement before the legal retirement age with the consent of the Committee;

  (v) the company by which he is employed ceasing to be a company within the Group or an Associated Company, as the case may be, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group or to an Associated Company, as the case may be; or

  (vi) any other event approved by the Committee;

(f) the Participant, being a Non-Executive Director, ceasing to be a Non-Executive Director for any reason whatsoever;

(g) the death of the Participant;

(h) any other event approved by the Committee; or

(i) a take-over, reconstruction or amalgamation of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in sub-paragraph (a) above or for reconstruction or amalgamation).

Upon the occurrence of any of the events specified in sub-paragraphs (a), (b) and (c) above, an Award then held by a Participant shall, as provided in the rules of the NOL RSP 2010 and to the extent not yet vested, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in sub-paragraphs (d), (e), (f), (g) and (h) above, the Committee may, in its absolute discretion, determine whether an Award then held by a Participant, to the extent not vested, shall lapse or that all or any part of such Award shall be preserved. If the Committee determines that an Award shall lapse, then such Award shall lapse without any claim whatsoever against the Company. If the Committee determines that all or any part of an Award shall be preserved, the Committee shall decide as soon as reasonably practicable following such event either to vest some or all of the Shares which are the subject of any Award or to preserve all or part of the Award until the end of each vesting period (if any) and subject to the provisions of the NOL RSP 2010.

Upon the occurrence of the event specified in sub-paragraph (i) above, the Committee may consider, at its discretion, whether or not to accelerate the vesting of Shares which are the subject of any Award. If the Committee decides that the vesting of Shares which are the subject of any Award shall be accelerated, it shall determine, in its absolute discretion, the number of Shares to be vested and the manner in which such Shares shall vest. Alternatively, the Committee may make such other arrangements (which must be confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Awards or the payment of cash or the grant of other options or awards, or otherwise.

Size and Duration of the NOL RSP 2010

The total number of Shares which may be delivered pursuant to Awards granted under the NOL RSP 2010 on any date, when added to:

(a) the total number of new Shares allotted and issued and/or to be allotted and issued, and issued Shares (including Shares held by the Company as treasury shares) delivered and/or to be delivered pursuant to Awards granted under the NOL RSP 2010; and

(b) the total number of new Shares allotted and issued and/or to be allotted and issued and issued Shares (including Shares held by the Company as treasury shares) delivered and/or to be delivered pursuant to:

  (i) options granted under the NOL SOP 1999 which are outstanding on or after the Adoption Date of the NOL RSP 2010;

  (ii) awards granted under the NOL PSP 2004 which are outstanding on or after the Adoption Date of the NOL RSP 2010; and

  (iii) Awards granted under the NOL PSP 2010,

shall not exceed 15% of the total number of issued Shares (excluding Shares held by the Company as treasury shares) on the date preceding the relevant Award Date.

In addition, Resolution 2, being the Ordinary Resolution relating to the adoption of the NOL RSP 2010 to be proposed at the EGM, will also provide that the total number of Shares under Awards to be granted pursuant to the NOL PSP 2010 and the NOL RSP 2010 from the date of this EGM to the date of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held, whichever is the earlier, shall not exceed 1.5% of the total number of issued Shares (excluding Shares held by the Company as treasury shares) from time to time.

The NOL RSP 2010 shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the NOL RSP 2010 is adopted by the Company at the EGM, provided always that the NOL RSP 2010 may continue beyond the above stipulated period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the NOL RSP 2010, Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the NOL RSP 2010

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of new Shares; and/or

(b) the delivery of existing Shares (including, to the extent permitted by law, Shares held by the Company as treasury shares).

In determining whether to issue new Shares or to deliver existing Shares to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing new Shares or delivering existing Shares (including Shares held by the Company as treasury shares).

The financial effects of the above methods are discussed in paragraph 2.8 below.

The Company has the flexibility, and if circumstances require, to approve the delivery of an Award (other than an Award granted to a Non-Executive Director as part of his directors' remuneration in lieu of cash), wholly or partly, in the form of cash rather than Shares.

The Rules of the NOL RSP 2010 provide for a mechanism for the Company, a subsidiary of the Company or (as the case may be) an Associated Company, to recover payments made pursuant to any applicable requirements to withhold or make deductions on account of taxes payable by or on behalf of a Participant, by reason of the vesting of an Award.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, pursuant to the vesting of Shares which are the subject of any Award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

2.5 **Adjustments and Modifications**. The following describes the adjustment events under, and provisions relating to modifications of, the New Share Plans.

2.5.1 ***Adjustment Events***

If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a capital distribution or a declaration of a special dividend (whether in cash or *in specie*), then the Committee may, in its sole discretion, determine whether:

(a) the class and/or number of Shares which are the subject of an Award to the extent not yet vested; and/or

(b) the class and/or number of Shares in respect of which future Awards may be granted under the New Share Plans,

shall be adjusted and if so, the manner in which such adjustments should be made.

Unless the Committee considers an adjustment to be appropriate, the issue of securities as consideration for an acquisition or a private placement of securities, or upon the exercise of any options or conversion of any loan stock or any other securities convertible into Shares or subscription rights of any warrants, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX-ST during the period when a Share Purchase Mandate granted by Shareholders (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment.

Any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable, and the adjustment must be made in such a way that a Participant will not receive a benefit that a holder of the Shares does not receive.

2.5.2 ***Modifications***

Each of the New Share Plans may be modified and/or altered at any time and from time to time by a resolution of the Committee, subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.

However:

(a) in relation to the NOL PSP 2010, no modification or alteration shall adversely affect the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who have been granted Awards and who, if the Shares which are the subject of such Awards were to vest in favour of them upon the performance condition(s) for such Awards being satisfied in full on the applicable vesting dates relating to such Awards, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested upon the performance condition(s) for all such outstanding Awards being satisfied in full; and

(b) in relation to the NOL RSP 2010, no modification or alteration shall adversely affect the rights attached to any such Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who have been granted Awards and who, if the Shares which are the subject of such Awards were to vest on the applicable vesting dates relating to such Awards, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested on the relevant vesting dates applicable to all such outstanding Awards.

No alteration shall be made to certain rules of each of the New Share Plans to the advantage of the holders of the Awards except with the prior approval of Shareholders in general meeting. Such rules include, but are not limited to, provisions relating to the eligibility criteria for selection of Participants, limitation on the size of the New Share Plans, rights attached to the Shares underlying each Award and designation of the Committee to administer the New Share Plans.

2.6 Disclosures in Annual Reports. The following disclosures (as applicable) will be made by the Company in its annual report for so long as the New Share Plans continue in operation:

(a) the names of the members of the Committee administering the New Share Plans;

(b) in respect of the following Participants of the New Share Plans:

(i) Directors of the Company; and

(i) Participants (other than those in sub-paragraph (i) above) who have been granted options under the NOL SOP 1999 and/or who have received Shares pursuant to:-

(A) the release of Shares which are the subject of awards granted under the NOL PSP 2004;

(B) the vesting of Shares which are the subject of awards granted under the NOL PSP 2010; and/or

(C) the vesting of Shares which are the subject of awards granted under the NOL RSP 2010,

which, in aggregate, represent 5% or more of the aggregate of the total number of Shares available under the NOL SOP 1999, the NOL PSP 2004, the NOL PSP 2010 and the NOL RSP 2010 collectively,

the following information:

(aa) the name of the Participant; and

(bb) the following particulars relating to options granted under the NOL SOP 1999:

(1) options granted during the financial year under review (including terms);

(2) the aggregate number of Shares comprised in options granted since the commencement of the NOL SOP 1999 to the end of the financial year under review;

(3) the aggregate number of Shares arising from options exercised since the commencement of the NOL SOP 1999 to the end of the financial year under review;

(4) the aggregate number of Shares comprised in options outstanding as at the end of the financial year under review;

(5) the number of new Shares issued to such Participant during the financial year under review; and

(6) the number of existing Shares transferred to such Participant during the financial year under review;

(cc) the following particulars relating to Shares delivered pursuant to the vesting of Shares which are the subject of awards released under the NOL PSP 2004 and/or the vesting of Shares which are the subject of Awards granted under the New Share Plans:

(1) the number of new Shares issued to such Participant during the financial year under review; and

(2) the number of existing Shares transferred to such Participant during the financial year under review;

(c) the number and proportion of Shares comprised in options granted under the NOL SOP 1999 during the financial year under review:

(i) at a discount of 10% or less of the acquisition price (as determined in accordance with the NOL SOP 1999) in respect of the relevant option; and

(ii) at a discount of more than 10% of the acquisition price (as determined in accordance with the NOL SOP 1999) in respect of the relevant option; and

(d) in relation to the NOL PSP 2004 and the New Share Plans, the following particulars:

(i) the aggregate number of Shares comprised in awards granted under the NOL PSP 2004 and Awards granted under each of the New Share Plans since the commencement of the NOL PSP 2004 and the New Share Plans respectively to the end of the financial year under review;

(ii) the aggregate number of Shares comprised in awards which have been released under the NOL PSP 2004 and Awards which have vested under each of the New Share Plans during the financial year under review and in respect thereof, the proportion of:

(1) new Shares issued; and

(2) existing Shares transferred and, where existing Shares were purchased for delivery, the range of prices at which such Shares have been purchased,

upon the release of the vested awards granted under the NOL PSP 2004 and the vesting of Shares which are the subject of Awards granted under each of the New Share Plans; and

(iii) the aggregate number of Shares comprised in awards granted under the NOL PSP 2004 which have not been released and Shares which are the subject of awards granted under each of the New Share Plans which have not vested, as at the end of the financial year under review.

2.7 Role and Composition of the Committee. The ERCC will be designated as the Committee responsible for the administration of the New Share Plans. The ERCC currently comprises Cheng Wai Keung, Friedbert Malt, Timothy Charles Harris, Robert John Herbold and Tan Puay Chiang.

In compliance with the requirements of the Listing Manual, a Participant of the New Share Plans who is a member of the ERCC shall not be involved in its deliberations in respect of Awards to be granted to or held by that member of the ERCC.

2.8 Financial Effects. Financial Reporting Standard 102 - Share-based Payment governs the accounting treatment for share-based payment transactions. Participants may receive Shares or (where applicable) their equivalent cash value, or (where applicable) combinations thereof. The Awards would be accounted for as equity-settled share-based payment transactions, as described in the following paragraphs.

The fair value of employee services received in exchange for the grant of the Awards would be recognised as a charge to the profit and loss account over the vesting period. The total amount of the charge over the vesting period is determined by reference to the fair value of each Award granted at the grant date and the number of Shares vested at the vesting date, with a corresponding adjustment to reserve account. Before the end of the vesting period, at each balance sheet date, the estimate of the number of Awards that are expected to vest by the vesting date (such estimates would incorporate an assessment of whether non-market performance targets, if any, would be met by the vesting date) is revised, and the impact of the revised estimate is recognised in the profit and loss account with a corresponding adjustment to reserve over the remaining vesting period. After the vesting date, no adjustment to the charge in the profit and loss account is made.

The amount charged to the profit and loss account would be the same whether the Company settles the Awards using new Shares or existing Shares. The amount of the charge to the profit and loss account also depends on whether or not the performance target attached to an Award is a "market condition", that is, a condition which is related to the market price of the Shares. If the performance target is a market condition, the probability of the performance target being met is taken into account in estimating the fair value of the Shares granted at the grant date, and no adjustments to amount charged to the profit and loss account is made regardless of whether the market condition is met. On the other hand, if the performance target is not a market condition, the fair value of the Shares granted at the grant date is used to compute the amount to be charged to the profit and loss account at each balance sheet date, based on an assessment at that date of

whether the non-market conditions would be met to enable the Awards to vest. Thus, if the Awards do not ultimately vest due to a failure to meet the performance target that is not a market condition, the amount charged to the profit and loss account would be reversed at the end of the vesting period.

The following sets out the financial effects of the New Share Plans.

2.8.1 ***Share Capital***

The New Share Plans will result in an increase in the Company's issued ordinary share capital only if new Shares are issued to Participants. The number of new Shares issued will depend on, *inter alia*, the size of the Awards granted under the New Share Plans. In any case, the New Share Plans provide that the total number of new Shares to be issued and existing Shares to be delivered under the New Share Plans will be subject to the maximum limit of 15% of the issued Shares (excluding Shares held by the Company as treasury shares) preceding the date of grant of the relevant Award. If, instead of issuing new Shares to Participants, existing Shares are purchased for delivery to Participants, the New Share Plans will have no impact on the Company's issued ordinary share capital.

2.8.2 ***NTA***

As described in paragraph 2.8 above, the New Share Plans are likely to result in a charge to the profit and loss account over the period from the grant date to the vesting date of the Awards. The amount of the charge will be computed in accordance with the accounting method as stated in paragraph 2.8 above. If new Shares are issued or existing Shares are delivered to Participants under the New Share Plans, there would be no effect on the NTA.

Nonetheless, it should be noted that, other than in the case of Awards granted to Non-Executive Directors under the NOL RSP 2010 as part of their directors' remuneration in lieu of cash as described in paragraph 2.3.2 above, the delivery of Shares to Participants under the New Share Plans will generally be contingent upon the Participants meeting prescribed time-based service conditions, or as the case may be, performance targets and such other conditions, if any.

2.8.3 ***EPS***

The New Share Plans are likely to result in a charge to profit and loss account over the period from the grant date to the vesting date, computed in accordance with the accounting method as stated in paragraph 2.8 above.

Nonetheless, it should again be noted that, other than in the case of Awards granted to Non-Executive Directors under the NOL RSP 2010 as part of their directors' remuneration in lieu of cash as described in paragraph 2.3.2 above, the delivery of Shares to Participants of the New Share Plans will generally be contingent upon the Participants meeting prescribed time-based service conditions, or as the case may be, performance targets and such other conditions, if any.

2.8.4 ***Dilutive Impact***

It is expected that the dilutive impact of the New Share Plans on the NTA per Share and EPS will not be significant.

The Existing Share Plans currently provide for the issue of new Shares of up to a maximum of 15% of the Company's total issued Shares from time to time. Accordingly, there will be no significant dilution of Shareholders' shareholding percentages as a result of the introduction of the New Share Plans, as the New Share Plans provide that the aggregate number of new Shares to be issued and existing Shares to be delivered under the New Share Plans will be subject to the same maximum limit of 15% of the Company's issued Shares (excluding Shares held by the Company as treasury shares) on the date preceding the relevant Award Date.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

3.1 Directors' Interests. As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding share options/awards
	Direct Interest	%(1)	Deemed Interest	%(1)	
Cheng Wai Keung	2,187,500	0.085	-	-	238,014
Friedbert Malt	70,000	0.003	-	-	119,007
Ronald Dean Widdows	753,697	0.029	-	-	2,771,052
Christopher Lau Loke Sam	-	-	-	-	89,262
Timothy Charles Harris	-	-	-	-	89,262
Peter Wagner	52,500	0.002	-	-	89,262
Bobby Chin Yoke Choong(2)	-	-	29,489	0.001	-
Simon Claude Israel	-	-	-	-	-
Robert John Herbold	-	-	-	-	-
Jeanette Wong Kai Yuan	-	-	-	-	-
Tan Puay Chiang	50,000	0.002	-	-	-

Notes:

(1) Based on 2,580,861,170 Shares in issue (and disregarding 1,726,717 Shares held by the Company as treasury Shares) as at the Latest Practicable Date.

(2) Bobby Chin Yoke Choong is deemed to be interested in the 29,489 Shares held by his spouse.

3.2 Substantial Shareholder's Interests. As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%(1)	Deemed Interest (2)	%(1)	Total Interest	%(1)
Temasek Holdings (Private) Limited	671,064,383	26.00	1,081,278,364	41.90	1,752,342,747	67.90

Notes:

(1) Based on 2,580,861,170 Shares in issue (and disregarding 1,726,717 Shares held by the Company as treasury Shares) as at the Latest Practicable Date.

(2) Temasek Holdings (Private) Limited is deemed to be interested in the 1,081,278,364 Shares in which its associated companies and subsidiaries have or are deemed to have interests.

4. DIRECTORS' RECOMMENDATIONS

4.1 The Proposed Adoption of the New Share Plans. The NOL Non-Executive Directors, being persons who are not eligible to participate in the NOL PSP 2010, are of the opinion that the proposed adoption of the NOL PSP 2010 is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed adoption of the NOL PSP 2010 to be proposed at the EGM. The NOL Executive

Director is eligible to participate in the NOL PSP 2010, and accordingly, has refrained from making any recommendation on Resolution 1 (being the Ordinary Resolution relating to the adoption of the NOL PSP 2010).

As all the Directors are eligible to participate in the NOL RSP 2010, they have refrained from making any recommendation on Resolution 2 (being the Ordinary Resolution relating to the adoption of the NOL RSP 2010).

Any Shareholder who is eligible to participate in the New Share Plans must abstain from voting at the EGM in respect of Resolutions 1 and 2, being the Ordinary Resolutions relating to the proposed adoption of the New Share Plans. Such Shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolutions 1 and 2 unless the Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolutions 1 and 2.

4.2 None of the Directors has any interest, direct or indirect, in the New Share Plans, otherwise than as disclosed in this Circular.

5. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 23 to 25 of this Circular, will be held at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962 on 30 August 2010 at 10.00 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary Resolutions set out in the Notice of EGM.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

6.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

6.2 **When Depositor regarded as Shareholder**. A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

7. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Rules of the New Share Plans; and

(c) the Annual Report of the Company for the financial year ended 25 December 2009.

8. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
Neptune Orient Lines Limited

Mr Cheng Wai Keung
Chairman

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No: 196800632D)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, on 30 August 2010 at 10.00 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

Resolution 1: Ordinary Resolution

The Proposed Adoption of the NOL PSP 2010

That:

(1) the existing NOL Performance Share Plan 2004 (the "**NOL PSP 2004**") be and is hereby terminated, provided that such termination shall be without prejudice to the rights of holders of awards accepted and outstanding under the NOL PSP 2004 as at the date of such termination;

(2) a new performance share plan to be known as the "NOL Performance Share Plan 2010" (the "**NOL PSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**PSP Awards**") of fully paid-up shares in the capital of the Company ("**Shares**"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees (including executive directors) of the Company, its subsidiaries and associated companies, details of which are set out in the Circular to Shareholders dated 12 August 2010 (the "**Circular**"), be and is hereby approved;

(3) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the NOL PSP 2010; and

(b) to modify and/or alter the NOL PSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the NOL PSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the NOL PSP 2010; and

(4) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the NOL PSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of PSP Awards under the NOL PSP 2010, provided that:

(a) the aggregate number of new Shares to be allotted and issued and existing Shares (including Shares held by the Company as treasury Shares) to be delivered pursuant to (i) options granted under the NOL Share Option Plan which are outstanding on or after the date of this Extraordinary General Meeting of the Company (the "**EGM**"), (ii) awards granted under the NOL PSP 2004 which are outstanding on or after the date of the EGM, (iii) the NOL PSP 2010, and (iv) the NOL RSP 2010 (as defined in Resolution 2 below), shall not exceed 15% of the total number of issued Shares (excluding Shares held by the Company as treasury Shares) from time to time; and

(b) the aggregate number of Shares under PSP Awards and RSP Awards (as defined in Resolution 2 below) to be granted pursuant to the NOL PSP 2010 and the NOL RSP 2010 respectively, during the period commencing from the date of this EGM and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1.5% of the total number of issued Shares (excluding Shares held by the Company as treasury Shares) from time to time.

Resolution 2: Ordinary Resolution

The Proposed Adoption of the NOL RSP 2010

That:

(1) the NOL Share Option Plan be and is hereby terminated, provided that such termination shall be without prejudice to the rights of holders of options accepted and outstanding under the NOL Share Option Plan as at the date of such termination;

(2) a new restricted share plan to be known as the "NOL Restricted Share Plan 2010" (the "**NOL RSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**RSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees (including executive directors) and non-executive directors of the Company, its subsidiaries and associated companies, details of which are set out in the Circular, be and is hereby approved;

(3) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the NOL RSP 2010; and

(b) to modify and/or alter the NOL RSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the NOL RSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the NOL RSP 2010; and

(4) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the NOL RSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of RSP Awards under the NOL RSP 2010, provided that:

(a) the aggregate number of new Shares to be allotted and issued and existing Shares (including Shares held by the Company as treasury Shares) to be delivered, pursuant to (i) options granted under the NOL Share Option Plan which are outstanding on or after the date of this EGM, (ii) awards granted under the NOL PSP 2004 which are outstanding on or after the date of the EGM, (iii) the NOL PSP 2010, and (iv) the NOL RSP 2010, shall not exceed 15% of the total number of issued Shares (excluding Shares held by the Company as treasury Shares) from time to time; and

(b) the aggregate number of Shares under PSP Awards and RSP Awards to be granted pursuant to the NOL PSP 2010 and the NOL RSP 2010 respectively, during the period commencing from the date of this EGM and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1.5% of the total number of issued Shares (excluding Shares held by the Company as treasury Shares) from time to time.

BY ORDER OF THE BOARD

Looi Lee Hwa (Ms) / Wong Kim Wah (Ms)
Company Secretaries
Singapore
12 August 2010

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be lodged at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building Singapore 119962 not later than 48 hours before the time of the Extraordinary General Meeting. The sending of a proxy form by a shareholder does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant proxy forms will be deemed to be revoked.

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PROXY FORM

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No.: 196800632D)

PROXY FORM

IMPORTANT
1. For investors who have used their CPF monies to buy shares in the capital of Neptune Orient Lines Limited, the Circular to Shareholders dated 12 August 2010 is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Members who wish to attend the Extraordinary General Meeting as OBSERVERS have to submit their requests through their respective Agent Banks so that their Agent Banks may register with the Company's Registrar (please see Note 8 on the reverse side).

I/We ____ (Name)

of ____ (Address)

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 30 August 2010 at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, at 10.00 a.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Ordinary Resolution To approve the proposed adoption of the NOL PSP 2010		
Resolution 2: Ordinary Resolution To approve the proposed adoption of the NOL RSP 2010		

Dated this ______________ day of ______________ 2010

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

PROXY FORM

NOTES:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

3. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

4. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

5. The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a certified copy thereof) must be lodged at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, not less than 48 hours before the time fixed for holding the Extraordinary General Meeting. The sending of a proxy form by a shareholder does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant proxy forms will be deemed to be revoked.

6. A member should insert the total number of shares held in this instrument of proxy. If the member has shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of shares. If the member has shares registered in his name in the Register of Members, he should insert that number of shares. If the member has shares entered against his name in the Depository Register as well as shares registered in his name in the Register of Members, he should insert the aggregate number of shares. If no number is inserted, this instrument of proxy will be deemed to relate to all the shares held by the member.

7. The Company shall be entitled to reject this instrument of proxy or proxies if it is incomplete or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose shares are entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by the Central Depository (Pte) Limited to the Company.

8. Agent Banks acting on the request of the CPF investors who wish to attend the Extraordinary General Meeting as Observers are requested to submit in writing a list with details of the investors' names, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the Agent Bank, should reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, at least 48 hours before the time fixed for holding the Extraordinary General Meeting.